UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 20)*

Silgan Holdings Inc.
(Name of Issuer)

Common Stock, $0.01 Par Value
(Title of Class of Securities)

827048 10 9
(CUSIP Number)

December 31, 2022
(Date of Event Which Requires
Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☒ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 827048 10 9	13G	Page 2 of 9

1	Names of Reporting Persons R. Philip Silver
2	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 12,574,773
	6	Shared Voting Power 0
	7	Sole Dispositive Power 12,574,773
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 12,574,773
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 11.42%
12	Type of Reporting Person (see instructions) IN

CUSIP NO. 827048 10 9	13G	Page 3 of 9

1	Names of Reporting Persons D. Greg Horrigan
2	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 9,018,383
	6	Shared Voting Power 3,948,711
	7	Sole Dispositive Power 9,018,383
	8	Shared Dispositive Power 3,948,711
9	Aggregate Amount Beneficially Owned by Each Reporting Person 12,967,094
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 11.78%
12	Type of Reporting Person (see instructions) IN

Item 1(a)	Name of Issuer: Silgan Holdings Inc.

Item 1(b)	Address of Issuer's Principal Executive Offices:	4 Landmark Square Suite 400 Stamford, CT 06901

Item 2(a)	Name of Person Filing:

This statement is filed on behalf of the persons identified below. In accordance with Rule 13d-1(k)(1) under the Act, each person filing this statement acknowledges that he is responsible for the completeness and accuracy of the information concerning him but is not responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless he knows or has reason to believe that such information is inaccurate.
R. Philip Silver
D. Greg Horrigan

Item 2(b)	Address of Principal Business Office or, if none, Residence:

The business address of R. Philip Silver is c/o Silgan Holdings Inc., 4 Landmark Square, Suite 400, Stamford, Connecticut 06901.

The business address of D. Greg Horrigan is c/o Silgan Holdings Inc., 4 Landmark Square, Suite 400, Stamford, Connecticut 06901.

Item 2(c)	Citizenship: Each of the persons filing this statement is a United States citizen.

Item 2(d)	Title of Class of Securities: Common Stock

Item 2(e)	CUSIP Number: 827048 10 9

Item 3.	If this statement is filed pursuant to section 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act;

(b)	☐	Bank as defined in Section 3(a)(6) of the Act;

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;

(e)	☐	An investment adviser in accordance with section 240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with section 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940;

(j)	☐	A non-U.S. institution in accordance with section 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with section 240.13d-1(b)(1)(ii)(K).

If filing is a non-U.S. institution in accordance with section 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____________________.

Not applicable.

Item 4.	Ownership.

(a)	Amount beneficially owned:

As of December 31, 2022, Mr. Silver may be deemed to be the beneficial owner of 12,574,773 shares of Common Stock. This amount consists of: (i) 61,411 shares of Common Stock owned directly by Mr. Silver over which he has sole voting and dispositive power; (ii) 12,144,274 shares of Common Stock owned by a family revocable trust of which Mr. Silver is the trustee with sole voting and dispositive power, and (iii) 369,088 shares of Common Stock owned by family trusts of which Mr. Silver is the investment trustee with sole voting and dispositive power but with no pecuniary interest therein.

As of December 31, 2022, Mr. Horrigan may be deemed to be the beneficial owner of 12,967,094 shares of Common Stock. This amount consists of: (i) 8,983,749 shares of Common Stock owned directly by Mr. Horrigan over which he has sole voting and dispositive power; (ii) 34,634 shares of Common Stock owned by a family trust of which Mr. Horrigan is the trustee with sole voting and dispositive power; (iii) 2,515,127 shares of Common Stock owned by family trusts of which Mr. Horrigan's spouse is a trustee with voting and dispositive power and over which Mr. Horrigan may be deemed to have shared voting and dispositive power; (iv) 1,233,584 shares of Common Stock owned by the Horrigan Family Limited Partnership of which Mr. Horrigan's spouse is the sole general partner with sole voting and dispositive power and over which Mr. Horrigan may be deemed to have shared voting and dispositive power; and (v) 200,000 shares of Common Stock owned by a family foundation of which Mr. Horrigan and his spouse are co-trustees and may be deemed to have shared voting and dispositive power but with no pecuniary interest therein. This amount excludes: (r) 2,124 shares of Common Stock issuable for 2,124 restricted stock units granted to Mr. Horrigan under the Silgan Holdings Inc. Amended and Restated 2004 Stock Incentive Plan, as amended, which restricted stock units vested on June 4, 2014 but for which Mr. Horrigan has deferred receipt of such shares until June 4, 2023; (s) 2,040 shares of Common Stock issuable for 2,040 restricted stock units granted to Mr. Horrigan under the Silgan Holdings Inc. Amended and Restated 2004 Stock Incentive Plan, as amended, which restricted stock units vested on May 28, 2015 but for which Mr. Horrigan has deferred receipt of such shares until May 28, 2024; (t) 3,282 shares of Common Stock issuable for 3,282 restricted stock units granted to Mr. Horrigan under the Silgan Holdings Inc. Amended and Restated 2004 Stock Incentive Plan, as amended, which restricted stock units vested on May 27, 2016 but for which Mr. Horrigan has deferred receipt of such shares until May 27, 2025; (u) 3,516 shares of Common Stock issuable for 3,516 restricted stock units granted to Mr. Horrigan under the Silgan Holdings Inc. Amended and Restated 2004 Stock Incentive Plan, as amended, which restricted stock units vested on May 31, 2017 but for which Mr. Horrigan has deferred receipt of such shares until May 31, 2026; (v) 2,854 shares of Common Stock issuable for 2,854 restricted stock units granted to Mr. Horrigan under the Silgan Holdings Inc. Amended and Restated 2004 Stock Incentive Plan, as amended, which restricted stock units vested on June 6, 2018 but for which Mr. Horrigan has deferred receipt of such shares until June 6, 2027; (w) 3,235 shares of Common Stock issuable for 3,235 restricted stock units granted to Mr. Horrigan under the Silgan Holdings Inc. Amended and Restated 2004 Stock Incentive Plan, as amended, which restricted stock units vested on June 12, 2019 but for which Mr. Horrigan has deferred receipt of such shares until June 12, 2028; (x) 3,676 shares of Common Stock issuable for 3,676 restricted stock units granted to Mr. Horrigan under the Silgan Holdings Inc. Amended and Restated 2004 Stock Incentive Plan, as amended, which restricted stock units vested on June 8, 2020 but for which Mr. Horrigan has deferred receipt of such shares until June 13, 2029; (y) 3,253 shares of Common Stock issuable for 3,253 restricted stock units granted to Mr. Horrigan under the Silgan Holdings Inc. Amended and Restated 2004 Stock Incentive Plan, as amended, which restricted stock units vested on June 1, 2021 but for which Mr. Horrigan has deferred receipt of such shares until June 9, 2030; and (z) 2,833 shares of Common Stock issuable for 2,833 restricted stock units granted to Mr. Horrigan under the Silgan Holdings Inc. Amended and Restated 2004 Stock Incentive Plan, as amended, which restricted stock units vest on the date of the Issuer's next annual meeting of stockholders.

(b) Percent of class:

According to the Issuer’s most recent Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 3, 2022, the number of shares outstanding of the Issuer's Common Stock as of October 31, 2022 was 110,079,007. The shares of Common Stock which Mr. Silver may be deemed to beneficially own as of December 31, 2022 constitute approximately 11.42% of such total number of shares of Common Stock outstanding. The shares of Common Stock which Mr. Horrigan may be deemed to beneficially own as of December 31, 2022 constitute approximately 11.78% of such total number of shares of Common Stock outstanding.

(c)	Number of shares of Common Stock as to which the person has:

Mr. Silver

(i)	Sole power to vote or to direct the vote:	12,574,773
(ii)	Shared power to vote or to direct the vote:	0
(iii)	Sole power to dispose or to direct the disposition of:	12,574,773
(iv)	Shared power to dispose or to direct the disposition of:	0

Mr. Horrigan

(i)	Sole power to vote or to direct the vote:	9,018,383
(ii)	Shared power to vote or to direct the vote:	3,948,711
(iii)	Sole power to dispose or to direct the disposition of:	9,018,383
(iv)	Shared power to dispose or to direct the disposition of:	3,948,711

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 10, 2023

/s/ R. Philip Silver
R. Philip Silver

/s/ D. Greg Horrigan
D. Greg Horrigan

EXHIBIT 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with each other on behalf of each of them of this Amendment No. 20 to Schedule 13G with respect to the Common Stock, $0.01 par value, of Silgan Holdings Inc. This Joint Filing Agreement shall be included as an exhibit to such Amendment No. 20 to Schedule 13G.

IN WITNESS WHEREOF, the undersigned have executed this Joint Filing Agreement as of the 10th day of February, 2023.

/s/ R. Philip Silver
R. Philip Silver

/s/ D. Greg Horrigan
D. Greg Horrigan